

January 6, 2022

Mohsin Y. Meghji
Chairman and Chief Executive Officer
M3-Brigade Acquisition II Corp.
1700 Broadway, 19th Floor
New York, NY 10019

   Re: M3-Brigade Acquisition II Corp.
        Preliminary Proxy Statement on Schedule 14A
        Filed September 27, 2021
        File No. 001-40162

Dear Mr. Meghji:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: John L. Robinson, Esq.